KITE HILL VINEYARDS

CARBONDALE, IL

EXECUTIVE SUMMARY

"KITE HILL VINEYARDS—ILLINOIS' PREMIER DESTINATION WINERY"

Grammer Road Holdings, ("GRH") LLC, an Illinois Limited Liability Company, has been formed to acquire the assets and the company that owns and operates Kite Hill, Inc., DBA Kite Hill Vineyards and Kite Hill Bed & Breakfast.

Kite Hill Vineyards has been an operating winery for almost 20 years, and the current owners—Barbara and Jim Bush—have owned it since 2006.

The purchase price for the assets of Kite Hill, Inc. is $1,250,000 for the 27 acres includes 2 ponds, existing vineyards, a Bed & Breakfast, a Tasting room and a 5-year-old newer Winery. An existing older, barn will be torn down. The corporation Kite Hill, Inc.—the holder of the Alcohol License itself-- is being purchased for $50,000. GRH is paying $500,000 down to the sellers at closing, and they will hold an $800,000 first mortgage on the property for 2 years at 3%--interest only-- and, if needed, a third year at 6% interest only also. GRH will be refinancing the entire property within the first or second year, after all the cabins, tasting room and additions to the winery are completed.

GRH has also entered into a contract to purchase land and buildings directly across the street from Kite Hill—a home, a very large barn and a large tall garage for $250,000. The house will be resold to Scott Albert and his wife Gena, a managing partner for $160,000. The remaining 10 acres will be used for planting additional vineyards, and for storage of farm and heavy equipment in the barn and garage.

The existing winery has the capacity to make 15,000 bottles of wine per year, and the additional equipment for winemaking and farming of grapes will allow Kite Hill to increase production capacity to about 100,000 bottles per year.

Kite Hill Vineyards has averaged approximately $200,000 per year in sale of wines and its B & B operation. Kite Hill is a part of the SHAWNEE HILL AMERICAN VITICULTURAL AREA, designated by the Alcohol and Tobacco Tax and Trade Bureau of the US Department of the Treasury. It is the 1st such designation in the State of Illinois and represents the excellent location and climate that the Southern Illinois region has for growing grapes and making wines. Part of the reason for the excellent reputation of the many wineries in this area is the fact that the soil is unglaciated—is hilly, rocky and has superb water and cold-air drainage to benefit the longer growing season.

Scott Albert and the Kite Hill team have won more than 25 awards in regional and national competitions for the quality of its wines. At the most recent awards in Indianapolis, Kite Hill won a GOLD for its 2014 Chambourcin and a SILVER for its 2014 Rose. See addition sheets for all the awards over the last 10 years.

GRH plans to build 10 fully furnished cabins—all 2-bedroom, 1-bath—each which will include a hot tub. The layout and design of the cabins will afford maximum privacy for all the types of clients who are expected to visit—couples, families, groups, individual outdoor-types, and just those seeking relaxation and enjoyment.   A large firepit surrounded by circular seating will be built into the hillside near the large lake.

GRH also plans to significantly expand the Tasting room to approximately 2,000 SF, which overlooks our large pond. Kite Hill will then be able to accommodate destination functions, bus tours and group meetings.

Finally, Kite Hill will be expanded the marketing operation to add 2 sales people to cover Illinois, the greater St Louis area, and parts of Indiana and Kentucky.   Kite Hill Vineyards has had a presence throughout its market area for many years, participating in special events, festivals and celebrations in towns all over Illinois, Missouri and Indiana. Expanding the marketing into all these areas will increase the sale of the wine as well as secure more bookings for the Cabins. These special marketing programs will target the greater Chicago, St Louis and Indianapolis metro markets. There are more than 30 million people within a 300-mile radius of Kite Hill, and with the new capitalization, cabins and equipment, Kite Hill will have the opportunity to send it message of quality wine products and relaxing location and cabins to all!

KITE HIL VINEYARDS—COME FOR A DAY, A WEEKEND OR A WEEK—THE MEMORIES WILL LAST A LIFETIME!